BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

The Gabelli Dividend & Income Trust

The Gabelli Global Small and Mid Cap Value Trust

Gabelli Funds, LLC

Application for an Order pursuant to

Section 17(b) of the Investment Company Act of 1940

granting an exemption from Section 17(a) thereof, and pursuant to

Section 17(d) of the Investment Company Act of 1940 and

Rule 17d-1 thereunder approving certain transactions

File No. 812-

Please send all communications to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Page 1 of 29 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on September 11, 2013

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

:

In the Matter of: THE GABELLI DIVIDEND & INCOME TRUST THE GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST GABELLI FUNDS, LLC One Corporate Center Rye, New York 10580-1422	: : : : : : : : : : : : : : ;

Application for an Order pursuant to Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain transactions.

File No. 812-
:

The Gabelli Dividend & Income Trust (“Dividend Trust”), The Gabelli Global Small and Mid Cap Value Trust (“Global Trust,” and together with Dividend Trust, the “Funds”) and Gabelli Funds, LLC (the “Adviser” and together with the Dividend Trust and the Global Trust, the “Applicants”) hereby submit this application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), granting an exemption from Section 17(a) thereof, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of Dividend Trust’s assets (which is anticipated to consist largely or exclusively of cash and short-term fixed income instruments) having a value of approximately $100 million to Global Trust, a Delaware statutory trust organized on August 19, 2013 and wholly owned by Dividend Trust, and (b) the subsequent distribution by Dividend

Trust of all of the common shares of beneficial interest, par value $0.001, of Global Trust (“Global Trust Common Shares”) as a dividend to Dividend Trust common shareholders at an anticipated rate of one Global Trust Common Share for every ten (10) common shares of beneficial interest, par value $0.001, of Dividend Trust (“Dividend Trust Common Shares”) held. The contribution of such Dividend Trust assets to Global Trust and the subsequent distribution of Global Trust Common Shares to Dividend Trust common shareholders are together referred to herein as the “Transaction.”

I. Description of Applicants

Dividend Trust commenced investment operations on November 28, 2003. Currently, Dividend Trust operates as a diversified, closed-end management investment company seeking to provide a high level of total return on its assets with an emphasis on dividends and income. As of June 30, 2013, Dividend Trust’s total assets approximated $2.22 billion, including the liquidation preference of its preferred shares outstanding and its total net assets attributable to its common shares approximated $1.75 billion. As of June 30, 2013, none of the trustees (the “Trustees”) or officers of the Dividend Trust beneficially owned, individually, in excess of 1% of the Dividend Trust Common Shares, except that Mario J. Gabelli and his affiliates owned 1.7% of the outstanding common shares of Dividend Trust as of June 30, 2013. This amount includes 131,535 shares owned directly by Mr. Gabelli in discretionary accounts and 1,267,141 shares owned by GAMCO Investors, Inc. or its affiliates that are controlled by Mr. Gabelli. Mr. Gabelli disclaims beneficial ownership of the shares held by the discretionary accounts and by the entities named except to the extent of his interest in such entities. As of June 30, 2013, the Trustees and officers of Dividend Trust as a group beneficially owned approximately 1.7% of its outstanding common shares and less than 1% of its outstanding preferred shares.

Global Trust was formed on August 19, 2013 and filed a notification of registration on Form N-8A on September 11, 2013 to register under the 1940 Act as a diversified, closed-end management investment company. Global Trust filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 on September 11, 2013 (“Proxy Statement/Prospectus”). Global Trust also will file a registration statement on Form N-2 pursuant to Rule 8b-5 within 90 days after the filing of the Form N-8A. The Agreement and Declaration of Trust of Global Trust authorizes the Global Trust to issue an unlimited number of shares of beneficial interest.

Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Dividend Trust will purchase Global Trust Common Shares in consideration of Dividend Trust’s contribution to Global Trust of at least $100,000 initial net asset value (the “Seed Capital Shares”), in order to satisfy the requirements of Section 14(a) of the 1940 Act. It is intended that the Seed Capital Shares will be included in the distribution of Global Trust Common Shares to the common shareholders of Dividend Trust. Dividend Trust and Global Trust have the same President and Treasurer. Five of the ten trustees (the “Trustees”) on the board of Trustees of Dividend Trust are also Trustees of the six-member board of Trustees of Global Trust (each such governing body, a “Board” and together, the “Boards”). Seven of the ten Trustees, or 70%, of Dividend Trust’s Board are Trustees who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). Five of the six Trustees, or approximately 83%, of Global Trust’s Board are Independent Trustees.

The investment objective of Global Trust is long-term capital growth. Under normal market circumstances, Global Trust will invest at least 80% of its total assets in equity securities of companies with small or medium-sized market capitalizations (“small-cap” and “mid-cap”

companies, respectively), and will invest at least 40% of its total assets (30% under unfavorable conditions) in the equity securities of companies located outside the United States and in at least three countries. A company’s market capitalization is generally calculated by multiplying the number of a company’s shares outstanding by its stock price. Global Trust defines “small-cap companies” as those with a market capitalization, generally less than $3 billion at the time of investment, and “mid-cap companies” as those with a market capitalization between $3 billion and $12 billion at the time of investment. A company is deemed to be “located” outside the United States if its country of organization, its headquarters, principal place of business and/or the principal trading market of its stock are located outside of the United States. Although there are no geographic limits on Global Trust’s investments, no more than 35% of Global Trust’s total assets may be invested in the securities of companies headquartered or principally operating in “developing countries,” also known as emerging markets. Generally, developing countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea, Taiwan, Bermuda, and Western European countries (which include Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). Global Trust may invest in the equity securities of companies of any market capitalization; however, it is expected that generally a significant portion of Global Trust’s assets will be invested in the equity securities of small-cap and/or mid-cap companies with market capitalizations up to $12 billion at the time of investment. Global Trust may also invest up to 20% of its total assets in U.S. and non-U.S. non-convertible debt.

The Adviser is a New York limited liability company which serves as an investment adviser to 16 open-end and 10 closed-end registered management investment companies and a Luxembourg SICAV with combined aggregate net assets in excess of $22.3 billion as of June 30, 2013. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Mr. Mario J. Gabelli may be deemed a “controlling person” of the Adviser on the basis of his controlling interest in GAMCO Investors, Inc. (“GBL”), the parent company of the Adviser. The Adviser has several affiliates that provide investment advisory services: GAMCO Asset Management, Inc., a wholly owned subsidiary of GBL, acts as investment adviser for individuals, pension trusts, profit sharing trusts and endowments, and as sub-adviser to certain third party investment funds, which include registered investment companies, and had assets under management of approximately $17.3 billion as of June 30, 2013; Teton Advisors, Inc., an affiliate of the Adviser with assets under management of approximately $1.5 billion as of June 30, 2013, acts as investment adviser to The TETON Westwood Funds and separately managed accounts; Gabelli Securities, Inc., a majority owned subsidiary of GBL, acts as investment adviser to certain alternative investment products, consisting primarily of risk arbitrage and merchant banking limited partnerships and offshore companies, with assets under management of approximately $778 million as of June 30, 2013; and Gabelli Fixed Income LLC, an indirect wholly owned subsidiary of GBL, acts as investment adviser for separate accounts having assets under management of approximately $67 million as of June 30, 2013. Teton Advisors, Inc. was spun off by GBL in March 2009 and is an affiliate of GBL by virtue of Mr. Gabelli’s ownership of GGCP, Inc., the principal shareholder of Teton Advisors, Inc. as of June 30, 2013. Mr. Gabelli is also a Trustee and the chief investment officer of both Dividend Trust and Global Trust.

II.	The Transaction

The Board of Dividend Trust determined that investments in small and mid-cap companies and foreign securities could provide attractive opportunities for capital growth as well as the benefits of non-U.S. geographic diversification. The Board determined that the Transaction will provide Dividend Trust common shareholders with a new closed-end fund that is able to invest a significantly greater percentage of its assets in small and mid-cap companies and foreign securities than Dividend Trust currently can in order to take advantage of these potential opportunities.

To enable Dividend Trust’s common shareholders to participate more directly in these opportunities, the Board of Dividend Trust has approved, subject to the issuance of the exemptive relief sought hereby and subsequent shareholder approval, the contribution of a segment of Dividend Trust’s assets having a value of approximately $100 million to Global Trust, in exchange for Global Trust Common Shares. It is anticipated that the contributed assets will consist largely or exclusively of cash and short-term fixed income instruments. All the Global Trust Common Shares will then be distributed by Dividend Trust as a dividend to its common shareholders. Each Dividend Trust common shareholder would receive one share of Global Trust for the number of whole Dividend Trust Common Shares owned on the distribution record date that will produce a total distribution of approximately $100 million. Based on the net asset valuation of Dividend Trust as of June 30, 2013, a contribution of assets with a value of approximately $100 million would result in a distribution of one (1) Global Trust Common Share for every ten (10) Dividend Trust Common Shares.1

[1]	It was determined that only whole Global Trust Common Shares would be issued and distributed for whole Dividend Trust Common Shares. To arrive at the estimated price per share, the value of the assets to be contributed to Global Trust by Dividend Trust, approximately $100 million, was divided by 82,827,719, the number of Dividend Trust Common Shares issued and outstanding as of June 30, 2013, which equals $1.21. This gives an approximate value per share of Dividend Trust to be distributed (in Global Trust Common Shares) to Dividend Trust common shareholders. Ten (10) Dividend Trust Common Shares for one (1) Global Trust Common Share would result in an estimated per share price of approximately $12.10 (i.e., $1.21 multiplied by ten (10) equals approximately $12.10 per share). Utilizing the foregoing methodology, the exact price per share of Global Trust will be determined by the Board of Global Trust or a duly appointed committee of the Board immediately prior to the Transaction.

No fractional Global Trust Common Shares will be issued as part of the distribution. The fractional shares to which holders of Dividend Trust Common Shares would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be made at the then prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales net proceeds. Such shares may be sold by the distribution agent, Computershare Trust Company, N.A., at a discount or a premium to net asset value; therefore, a shareholder may receive less or more than the net asset value for any such fractional shares. Thus, assuming a distribution ratio of one (1) Global Trust Common Share for every ten (10) Dividend Trust Common Shares, a person who holds a number of Dividend Trust Common Shares that is not an even multiple of ten (10) will receive the appropriate number of Global Trust Common Shares and a payment for his or her pro rata share of the proceeds from sales of fractional share interests. A holder of fewer than ten (10) Dividend Trust Common Shares will receive no Global Trust Common Shares in the distribution but will be entitled only to his or her pro rata share of the net proceeds from sales of fractional share interests.

Shareholder approval of the Transaction will be sought at a special meeting of Dividend Trust shareholders anticipated to be held in the fall or winter of 2013. Shareholders of Dividend Trust will not vote unless and until the Commission issues an order granting the requested relief.

Dividend Trust’s investment objective is to provide a high level of total return on its assets with an emphasis on dividends and income, whereas the investment objective of Global Trust is long-term capital growth. Dividend Trust attempts to achieve its investment objective by investing, under normal market conditions, at least 80% of its assets in dividend paying securities (such as common and preferred stock) or other income producing securities (such as fixed-income securities and securities that are convertible into common stock). In addition, under normal market conditions, at least 50% of Dividend Trust’s assets consist of dividend paying equity securities. Dividend Trust may invest up to 35% of its total assets in the securities of non-U.S. issuers (including securities of companies in emerging markets). Under normal market circumstances, Global Trust will invest at least 80% of its total assets in equity securities in small and mid-cap companies, and at least 40% of its total assets (30% under unfavorable conditions) in the equity securities of companies located outside the United States and in at least three countries. Although there are no geographic limits on Global Trust’s investments, no more than 35% of Global Trust’s total assets may be invested in the securities of companies headquartered or principally operating in “developing countries,” also known as emerging markets. Global Trust may invest without limitation in securities of foreign issuers, although the portion invested in foreign securities will vary over time based on market conditions. Further, Dividend Trust has a greater focus on dividend paying securities or other income producing securities than Global Trust, which will focus on capital growth. As a result, Global Trust over time may be expected to experience different investment results from Dividend Trust.

As noted above, Global Trust is registered under the 1940 Act as a diversified, closed-end investment company, and the Adviser will serve as investment adviser to Global Trust. The advisory fee structure for Global Trust will be the same as the advisory fee structure for

Dividend Trust,2 which has been approved by shareholders and was most recently re-approved by the Board of Dividend Trust, including all of its Independent Trustees, on November 14, 2012. Application will be made to list the Global Trust Common Shares for trading on the New York Stock Exchange.

The Board of Dividend Trust, including all of its Independent Trustees, concluded that the Transaction will result in the following benefits to Dividend Trust shareholders:

1. The common shareholders will receive shares of an investment company with a different risk-return profile from Dividend Trust, thereby providing common shareholders with the following alternatives: (a) retaining their shares in both Dividend Trust and Global Trust; (b) selling their Global Trust shares and retaining their Dividend Trust shares; or (c) selling their Dividend Trust shares and retaining their Global Trust shares. As a consequence, Dividend Trust’s common shareholders may more closely align their investment portfolio with their desired exposure to different segments of the equity market. If a shareholder sells either of his or her Dividend Trust Common Shares or Global Trust Common Shares, the shareholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the shareholder.

2. Global Trust Common Shares will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of Dividend Trust and Global Trust.

[2]	Under the investment advisory agreement entered into between Global Trust and the Adviser, the Adviser will manage the portfolio of Global Trust and also oversee the administration of aspects of Global Trust’s business. The investment advisory agreement provides that Global Trust will pay the Adviser a fee computed weekly and paid monthly at an annual rate of 1.00% of the value of the Global Trust’s average weekly net assets, including proceeds attributable to any outstanding preferred shares, with no deduction for liquidation preference of any preferred shares, which is the same as the advisory fee rate paid by Dividend Trust to the Adviser.

3. As a globally diversified fund, Global Trust will afford common shareholders the opportunity to seek the capital growth opportunities presented by substantial foreign securities exposure. Under normal market circumstances, Global Trust will invest at least 40% of its total assets (30% under unfavorable conditions) in the equity securities of companies located outside the United States and in at least three countries. Global Trust’s operating policy of investing no more than 35% of its total assets in securities of companies headquartered or principally operated in “developing countries,” also known as emerging markets, is an operating policy that can be changed by the Global Trust Board without shareholder approval. Of course, as a consequence of its global diversification policy, Global Trust’s investments may be subject to a variety of significant risks, such as that many foreign governments do not regulate stock exchanges to the same extent as does the United States government, foreign currency fluctuations could impact the value of assets, and clearance procedures may result in delayed payment when assets are sold.

The Board of Dividend Trust determined not to change the non-fundamental investment restrictions of Dividend Trust in a manner that would transform Dividend Trust into a global fund focused primarily on capital appreciation because, in their view, many Dividend Trust investors likely wish to retain their investment in a closed-end fund that invests substantially all its assets in dividend paying securities or other income producing securities, and only up to 35% of its total assets in the securities of non-U.S. issuers.

Global Trust has been advised by counsel that the distribution of Global Trust Common Shares to the common shareholders of Dividend Trust likely will be a taxable event for Dividend Trust shareholders to some extent and, under certain circumstances, also will be a taxable event for Dividend Trust to some extent. Dividend Trust does not expect that it will recognize significant taxable gain on its distribution of the shares of Global Trust because it does not expect any of the contributed short-term debt securities to have a value at the time of their contribution to Global Trust significantly in excess of Dividend Trust’s tax basis for such securities and as a result does not expect the value of Global Trust Common Shares to be significantly in excess of Dividend Trust’s tax basis at the time of distribution. Similarly, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Dividend Trust common shareholders for the year in which the Transaction is consummated because (i) for the same reasons described in the preceding sentence, the Transaction is not expected to significantly increase Dividend Trust’s earnings and profits (i.e., the amount of Dividend Trust’s distributions that are classified as taxable dividends) for U.S. federal income tax purposes and (ii) the Dividend Trust’s Board has adopted a policy of distributing to shareholders monthly substantially all of its taxable income and accordingly any taxable income included in the distribution of Global Trust Common Shares would be distributed at some point during the year in any event.

The costs of organizing Global Trust and effecting the distribution of Global Trust Common Shares to Dividend Trust’s common shareholders, including the fees and expenses of counsel and accountants, printing, listing and registration fees, and the costs of this application are estimated to be approximately $750,000 and will be borne by Dividend Trust. Dividend Trust will bear the costs of soliciting shareholder approval of the Transaction. In addition, Global Trust will incur operating expenses on an ongoing basis, including legal, auditing, transfer agency and custodian expenses that, when aggregated with the fees payable by Dividend Trust for similar services after the distribution, will likely exceed the fees currently payable by Dividend Trust for those services. It is not expected that the Distribution will have a significant effect on the annual expenses of Dividend Trust as a percentage of its net assets.

The Board of Dividend Trust, including all of the Independent Trustees, has considered the tax consequences of the Transaction and believes that the benefits of the Transaction outlined above outweigh any adverse tax consequences to Dividend Trust and its common shareholders, particularly because such adverse tax consequences are expected to be minimal. In addition, the Board of Dividend Trust, including all of the Independent Trustees, concluded that it is appropriate for Dividend Trust to bear the costs of the Transaction outlined above inasmuch as the benefits of the Transaction outlined above will be for the benefit of such common shareholders and because absorption of such expenses by Dividend Trust will eliminate any deficit in the net asset value of Global Trust Common Shares in comparison to the amount of the distribution, which may support the pricing of Global Trust Common Shares in trading on the New York Stock Exchange.

III.	Relief Requested

Applicants hereby request an order (i) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions.

A.	Section 17(a)

Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.3

[3]	As relevant here, Section 17(a) provides that:

It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

(1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the trustee of a unit investment trust or periodic payment plan by the depositor thereof;

(2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

* * * *

Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person; . .. .”.

Applicants are concerned that Dividend Trust may be viewed as an affiliated person of Global Trust under Section 2(a)(3) because Dividend Trust will own 100% of Global Trust’s voting securities until the consummation of the Transaction. Dividend Trust and Global Trust may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser.

Applicants are also concerned that Section 17(a) may be considered to prohibit the Transaction if the above affiliations occur and are not able to rely on an exemption. As a result, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) might prohibit Dividend Trust’s “sale” to Global Trust of a portion of Dividend Trust’s assets and Global Trust’s “sale” to Dividend Trust of securities issued by Global Trust.

B.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 provides, among other things, as follows:

(a) No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

As explained above, Global Trust and Dividend Trust may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.	Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

A.	Section 17(a)

Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

(3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants submit that the Transaction satisfies the above conditions.

The terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. The proposed contribution by Dividend Trust of a portion of its assets to Global Trust in exchange for Global Trust Common Shares will be based on the fair value of such assets computed as of the close of trading on the New York Stock Exchange (generally 4:00 p.m. New York time) on a business day to be selected by the Board of Dividend Trust (the “Valuation Date”), in the same manner as for purposes of the daily net asset valuation for Dividend Trust. As noted above, it is anticipated that such assets will consist largely or exclusively of cash and short-term fixed income instruments and thus will pose no issues with respect to valuation. Similarly, Global Trust Common Shares distributed by Dividend Trust in the Transaction will be valued based on the value of Global Trust’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of Dividend Trust sold to Global Trust will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith pursuant to valuation policies and procedures adopted by the Board of Dividend Trust. Dividend Trust undertakes that fair value will be determined separately by a majority of the Independent Trustees of Dividend Trust and Global Trust as set forth in Section 2(a)(19) of the 1940 Act. The operation of the valuation policies and procedures of Global Trust with respect to the assets being contributed to Global Trust will be identical to the operation of the valuation policies and procedures of Dividend Trust with respect to such securities. In addition, since it is anticipated that the contributed assets will consist largely or exclusively of cash and short-term fixed income instruments, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

The Transaction will be consistent with the stated investment policies of Dividend Trust and Global Trust as fully disclosed to shareholders of Dividend Trust and as will be disclosed to shareholders of Global Trust. The distribution of Global Trust Common Shares will not initially change the position of Dividend Trust’s shareholders with respect to the underlying investments they then own other than that such investments will simply be held through two diversified closed-end investment companies, rather than one diversified closed-end investment company. The Proxy Statement/Prospectus of Dividend Trust and Global Trust is being used to solicit the approval of Dividend Trust shareholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment objectives and policies of Dividend Trust and of Global Trust, the management of Global Trust, and other information pertinent to the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to Dividend Trust shareholders regarding Global Trust. Moreover, Dividend Trust’s shareholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

The Transaction also is consistent with the general purposes of the 1940 Act. Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Transaction is being proposed to benefit Dividend Trust and its shareholders. The Board of each of Dividend Trust and Global Trust, including a majority of the Independent Trustees of each Board, has each determined:

(1) that participation in the Transaction is in the best interests of Dividend Trust or Global Trust, as applicable;

(2) that the interests of the existing shareholders of Dividend Trust or Global Trust, as applicable, will not be diluted as a result of its effecting the transactions; and

(3) such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Dividend Trust or Global Trust, as applicable.

In making this determination, the Boards of each of Dividend Trust and Global Trust considered the following factors for their respective Fund: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Transaction; (ii) the effect of the Transaction on annual Fund operating expenses and shareholder fees and services; (iii) changes in the Fund’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to the

Fund’s shareholders; (v) the potential benefits to the shareholders of the Fund as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the shareholders of the Fund; (viii) whether shareholders of the Fund will have the same shareholder services or gain the benefit of additional shareholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of the Fund and future prospects of the Fund; (x) the identity of the portfolio managers of the Fund; and (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to Global Trust or changing the non-fundamental investment restrictions of Dividend Trust in a manner that would transform it into a global fund and one that does not focus on dividend paying or other income producing securities.

B.	Section 17(d) and Rule 17d-1

Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

The Board has determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the shareholders of Dividend Trust as well as Global Trust. In addition, neither the Adviser nor any other affiliated person of Dividend Trust or Global Trust will receive additional fees solely as a result of the Transaction. In fact, the fee indirectly payable to the Adviser by shareholders of Global Trust will be the same as the fee currently indirectly payable to the Adviser by shareholders of Dividend Trust. Although it is possible to conclude that the creation of Global Trust may also benefit the Adviser by providing it with an additional managed fund, the Board of Dividend Trust has determined that such result does not supply a benefit that could not have otherwise been achieved with greater benefit to the Adviser through an initial public offering of a global equity securities fund and that such benefit is both hypothetical and marginal in view of the fact that the assets of Dividend Trust contributed to Global Trust pursuant to the Transaction represent only approximately 5.7% of Dividend Trust’s net assets attributable to Dividend Trust Common Shares prior to the Transaction, as of June 30, 2013. In addition, by creating Global Trust through the Transaction, Dividend Trust is effectively enabling its common shareholders to receive securities without the costs associated with a public offering. Thus, the participation by Dividend Trust and Global Trust in the Transaction is on a basis no less advantageous than that of the Adviser.

The costs of organizing Global Trust and effecting the distribution of Global Trust Common Shares to Dividend Trust common shareholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by Dividend Trust. Dividend Trust will also bear the costs of soliciting its shareholders’ approval of the Transaction. The costs incurred in connection with this Application will be borne by the Dividend Trust since the identical shareholders own both funds and it is difficult to imagine an allocation of costs that would be unfair. Under such arrangement, the Global Trust Common Shares will have the same net asset value as the amount of the distribution to the shareholders rather than a net asset value several cents per share less than that amount, while absorption of such costs by Dividend Trust will have less than one-half cent per share impact on the net asset value of Dividend Trust. The absence of any discrepancy between these amounts in Global Trust’s shares may support the pricing of such shares on the New York Stock Exchange.

Finally, the Transaction will not place any of Dividend Trust, Global Trust, or existing shareholders of Dividend Trust in a position less advantageous than that of any other person. Dividend Trust’s assets transferred to Global Trust (and the common shares received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of Dividend Trust.4 The Global Trust Common Shares will be distributed as a dividend to Dividend Trust’s common shareholders on the same basis, leaving such shareholders in the same investment posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.5

VI.	Applicable Precedent

The Commission has granted relief similar to that sought here to the Adviser and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions.6 Most recently, on June 28, 2007, The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRx Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the

[4]	Net asset value for Dividend Trust is, and net asset value for Global Trust will be, calculated on a daily basis.
[5]	It is not anticipated that the valuation procedures to be adopted by Global Trust will differ from those adopted by Dividend Trust. The assets under consideration for transfer by Dividend Trust to Global Trust would be valued in the same manner under either procedures.
[6]	See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.

consummation of the transaction. Shares of Healthcare Trust were then distributed to shareholders of Equity Trust, as in the current Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

Equity Trust, Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.7 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.

There are few differences between the Transaction and each of the three Gabelli Funds transactions, and none that would effect a determination under Section 17(a) or Section 17(d) and Rule 17d-1. In fact, the Transaction and each of the three Gabelli Funds transactions are similar in that the legacy company and the new company had the same investment advisory fee. Further, as in each of the three Gabelli Funds transactions, in which the legacy fund paid the costs relating to the transaction, Dividend Trust will pay costs relating to the Transaction. The main difference between the Transaction and the prior transactions is that each newly-formed Gabelli Fund created in the prior transactions had a fundamental investment policy to concentrate in one or more industries. In the Transaction, the distinction between Dividend Trust and Global Trust is that (i) Dividend Trust cannot have a greater than 35% exposure to non-U.S. securities whereas Global Trust must have at least 40% of its total assets (30% under unfavorable conditions) in the equity securities of companies located outside the United States and in at least three countries and (ii) Dividend Trust focuses on investing in dividend paying or other income producing securities, whereas Global Trust will have a broader focus on equity securities without regard to current income.

[7]	See Investment Company Act Release No. 27823 (May 22, 2007).

None of the three Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to Section 12(d)(1)(J), because each Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1)(A) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Letter”). By the Gabelli Letter’s terms, the Gabelli Letter can be relied upon by the Applicants in the Transaction.

VI.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Richard T. Prins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-2790

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of Dividend Trust, Global Trust, and the Adviser states that under the provisions of its Declaration of Trust and By-Laws or similar documents, responsibility for the management of its affairs and business is vested in its Board. Each of Dividend Trust, Global Trust and the Adviser represents that the person who signed this

Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of Dividend Trust and remain in full force and effect:

RESOLVED, that the proper officers of The Gabelli Dividend & Income Trust (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to The Gabelli Global Small and Mid Cap Value Trust (the “Global Fund”) and subsequently distribute all the shares of the Global Fund as a dividend to the Fund’s shareholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Board of Global Trust and remain in full force and effect:

RESOLVED, that the proper officers of The Gabelli Global Small and Mid Cap Value Trust (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit The Gabelli Dividend & Income Trust (the “Dividend Trust”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of beneficial interest of the Fund as a dividend to the Dividend Trust’s shareholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

The following resolutions were adopted by the Sole Member of the Adviser and remain in full force and effect:

RESOLVED, that the proper officers of the Company be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission on behalf of the Company, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 17(b) of the Investment Company Act of 1940 (the “1940 Act”), granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit the Dividend Trust to contribute a portion of its assets to the Global Trust and subsequently distribute all the shares of the Global Trust as a dividend to the Dividend Trust’s shareholders; and

RESOLVED, that the officers of the Company are authorized to do or cause to be done any and all such acts and things and execute and deliver any documents as they may deem necessary or appropriate to carry out the purposes of the foregoing resolution.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3.

VIII. Conclusion

On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Sections 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Dated: September 11, 2013

THE GABELLI DIVIDEND & INCOME TRUST

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

THE GABELLI GLOBAL SMALL AND MID CAP VALUE TRUST

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Treasurer

GABELLI FUNDS, LLC

By:	/s/ Andrea R. Mango, Esq
Name: Andrea R. Mango, Esq.
Title: Secretary

Exhibit A-1

VERIFICATION

State of New York	)
: ss.:
County of Westchester	)

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of The Gabelli Dividend & Income Trust, that he is the President and Principal Executive Officer of such entity and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Bruce N. Alpert
Bruce N. Alpert

Exhibit A-2

VERIFICATION

State of New York	)
: ss.:
County of Westchester	)

The undersigned, being duly sworn, deposes and says that she has duly executed the foregoing attached application for and on behalf of The Gabelli Global Small and Mid Cap Value Trust, that she is the Treasurer and Principal Financial Officer of such entity and that all actions by shareholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that she is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Agnes Mullady
Agnes Mullady

Exhibit A-3

VERIFICATION

State of New York	)
: ss.:
County of Westchester	)

The undersigned, being duly sworn, deposes and says that she has duly executed the foregoing attached application for and on behalf of Gabelli Funds, LLC, that she is the Secretary of such entity and that all actions by members, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that she is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Andrea R. Mango, Esq.
Andrea R. Mango, Esq.

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